[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

November 2, 2016

VIA EDGAR Asen Parachkevov, Attorney Adviser United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

RE:	Registration Statement (333-213391) of
Prospect Capital Corporation (the “Fund”)
Dear Mr. Parachkevov :
We are in receipt of oral comments provided by you on November 2, 2016 regarding the Fund’s Registration Statement on Form N-2 (the “Registration Statement”). The Fund has considered your comments and has authorized us to make on its behalf the responses discussed below.
The Fund’s responses to the comments are set forth below. For ease of reference, a summary of each comment is set forth in bold font and followed by the corresponding response. Terms that are capitalized but not defined herein shall have the same meaning assigned to them in the Registration Statement.

Mr. Asen Parachkevov
November 2, 2016

1.	With respect to NPRC, on a consolidated basis, how much of its assets are in consumer loans?
On a consolidated basis, 36% of NPRC’s consolidated total assets on a GAAP basis are in consumer loans as of June 30, 2016.

2.	With respect to NPRC, what is the percentage of net income for fiscal year 2016 that is based on consumer loans relative to real estate?
For fiscal year 2016, while NPRC reported a net loss, 40% of NPRC’s consolidated total revenue on a GAAP basis was based on consumer loans for the year ended June 30, 2016.

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Mr. Asen Parachkevov
November 2, 2016

If you have any questions or comments or require any additional information in connection with the above, please telephone the undersigned at (212) 735-2790 or Steven Grigoriou at (416) 777-4727.
Sincerely,

/s/ Richard Prins
Richard Prins

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